Mail Stop 3561

May 2, 2008

Converted Organics Inc.
David R. Allen-Chief Financial Officer
7A Commercial Wharf West
Boston, MA 02110

Re: **Converted Organics, Inc.**
Form 10-KSB for the year ended December 31, 2007
Filed March 28, 2008
File No. 001-33304

Dear Mr. Allen:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 6- Management Discussion and Analysis or Plan of Operation

Introduction, page 23

1. On page 14, you disclose that while you have begun to generate revenue from your Gonzales facility beginning in February 2008, you will continue to incur significant losses. In this regard, please revise your MD&A disclosures to discuss these expected losses, and how your plan to add capacity to the Gonzales plant during the first 9 months of 2008 is expected to affect the losses generated by these operations.

2. We note that you have an option on a long-term lease for a facility in Rhode Island. Please disclose the cost, if any, of acquiring this option and when it expires.

Liquidity and Capital Resources, page 26

3. In the second paragraph of this section, you state your belief that your available capital resources will be sufficient to sustain your operations until the Woodbridge facility is completed in the second quarter of 2008. However, it is unclear whether you expect your available capital resources to be sufficient for the remainder of 2008. Accordingly, please expand your discussion to specifically address how long you expect your available capital resources to satisfy your cash requirements with respect to the Woodbridge facility, and whether you will have to raise additional funds in the next twelve months. See Item 303(a)(1)(i) of Regulation S-B.

4. Similarly, in the last paragraph of this section, please expand your discussion to address whether you expect the $4,500,000 to be fully sufficient to fund the operations of the Gonzales facility until it generates positive cash flow from operations. In this regard, discuss the fact you are precluded from borrowing additional funds under any debt agreements, without the consent of your bondholders, and how this restriction might affect the Gonzales facility if it takes longer then expected to generate positive cash flow from operations.

5. It appears that proceeds resulting from the exercise of your Class A warrants were a significant source of liquidity during the first quarter of 2008 and, in light of the current uncertainties in the credit markets, additional proceeds from further exercises (if any) of these warrants may continue to be an important source of liquidity in the future. Therefore, please expand this section to disclose the number of Class A warrants issued, exercised through March 26, 2008, and still outstanding. Also, fully discuss the conditions under which you may redeem

these warrants and whether such conditions were met at any time through March 26, 2008, and, if so, why management did not elect to provide notice of its intention to redeem the warrants (which may have generated additional cash proceeds from further exercises of these warrants.) In addition, whenever you discuss the possibility of receiving additional proceeds from further exercises of warrants, please include disclosure of the possibility the remaining warrants may never be exercised and the fact there is no provision for redemption (to "force" conversion) of the Class B warrants prior to their expiration date.

Critical Accounting Policies and Estimates, page 27

6. According to the Financial Reporting Release No. 72 (i.e. Release #33-8350) your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates and how accurate the estimates/assumptions have been in the past. In essence, your critical accounting policies disclosures should be expanded to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the estimate and review process for impairment of long lived assets as well as for the assumptions used in your Black-Scholes pricing model. Additionally, your critical accounting policies should not duplicate the accounting policy disclosures in the notes to the financial statements.

Item 7- Financial Statements

General

7. We noted the following information from your filing:
    - you have little or no experience in the organic waste fertilizer industries;
    - the "Enhanced Autothermal Thermophilic Aerobic Digestion" (EATAD) technology you will use to operate your Woodbridge facility is unproven at the scale you intend to operate;
    - you may not be able to manufacture your products in commercial quantities or sell them at competitive prices;
    - you did not generate revenues from inception through December 31, 2007;
    - you have significant interest and lease payment obligations.

    Based on these facts and conditions, along with the significant uncertainties noted in relation to the operation of the Woodbridge facility and its ability to generate positive cash flow, please tell us whether or not there was substantial doubt about your ability to continue as a going concern at December 31, 2007. If not, supplementally provide us with a description of the specific plans and/or projections you provided to your auditor in order to alleviate any uncertainty they may have had in this regard. See paragraph 11 of SAS 59.

Consolidated Statements of Cash Flows, page 37

8. We note that you include the amortization of debt discount on your bridge loan as a non-cash adjustment to reconcile net income to net cash provided by operating activities, but recorded the repayment of your bridge loan as a financing activity. However, it appears that upon repayment such amount should be similarly included in the determination of net cash provided by operating activities in accordance with paragraph 23(d) of SFAS 95. Therefore, since half of your repayment of the bridge loan facility appears to relate to the discount on your debt, please reconsider your cash flow presentation.

Note 11- Commitments and Contingencies, page 52

9. With respect to the lease for your Woodbridge facility, tell us whether or not management concluded, at December 31, 2007, that the option to renew for an additional ten years will be exercised.

Note 13- Management's Plan of Operations, page 56

10. In Note 12, you state that $6.0 million of net proceeds was received upon the exercise of warrants. However, in Note 13, you state that $5.6 million was received. Also, in Note 13, you refer to redemption of the warrants, but proceeds are received when warrants are exercised (and consideration is paid when warrants are redeemed.) Please revise as needed to provide consistent and accurate disclosure.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief